April 21, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attn: Ms. Erin E. Martin, Esq., Attorney-Advisor

Re:	Industrial Income Trust Inc. (the “Company”)
Pre-Effective Amendment No. 1 to Post-Effective
Amendment No. 4 to Form S-11 (the “Amendment”)
Filed April 15, 2011
File Number: 333-159445

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File Number: 333-159445

Dear Ms. Martin:

We are submitting this letter in response to comments you provided with regard to the above-referenced filings during telephone calls with the Company’s counsel. For the convenience of the Staff, we have transcribed the comments being addressed and our responses to each comment in sequence below.

SEC Comment:

1.	With respect to the calculation of average effective annual gross rent described in the section of the Amendment titled, “Investments in Real Properties, Real Estate Securities and Debt Related Investments,” we note that you include “operating expense recoveries” in the calculation. Please confirm that, in future filings with the Commission, if you determine to include operating expense recoveries in the calculation of average effective annual gross rent, then you also will quantify the amount of the recoveries, or indicate that they are not material.

Company’s Response:

In response to the Staff’s comment, we hereby undertake that in future post-effective amendment filings, if we include operating expense recoveries in the calculation of average effective annual gross rent, we will quantify the amount of the recoveries, or indicate that they are not material.

Ms. Erin E. Martin, Esq.

April 21, 2011

SEC Comment:

2.	We note your disclosure on page 132 of the Amendment that the Company’s management “does not include historical acquisition-related expenses in its evaluation of future operating performance, as such costs will not be incurred in future periods for real estate acquired during the periods presented [below].” Please explain why you believe this is an appropriate rationale for excluding acquisition-related expenses in your evaluation of future operating performance, given that you are currently in your acquisition phase and a key aspect of your business strategy is to acquire additional properties and to hold properties for investment.

Company’s Response:

In response to the Staff’s comment, we hereby undertake to revise the third paragraph under the caption “Selected Financial Data — How We Measure Our Performance,” in the final prospectus that we will file pursuant to Rule 424(b)(3) after the Staff brings the Amendment effective. The new paragraph will read as follows:

“Company-Defined FFO. Similar to FFO, Company-Defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization, and also excludes one-time acquisition-related costs, including acquisition fees paid to the Advisor. The Company is currently in the acquisition phase of its life cycle. Management does not include historical acquisition-related expenses in its evaluation of future operating performance, as such costs are not expected to be incurred once the Company’s acquisition phase is complete. We believe that investors and other stakeholders who review our operating results are best served by providing them with these same performance metrics used by management to gauge future operating performance.”

We appreciate your consideration of these matters. If you have any questions, please feel free to contact me at tmcgonagle@industrialincome.com or (303) 228-2200.

Regards,

/s/ THOMAS G. MCGONAGLE
Thomas G. McGonagle
Chief Financial Officer and Treasurer cc: Judith D. Fryer, Esq., Greenberg Traurig, LLP
Alice L. Connaughton, Esq., Greenberg Traurig, LLP